SEC FILE NUMBER 0-13823
CUSIP NUMBER 302519103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FNB UNITED CORP.

Full Name of Registrant

Not Applicable

Former Name if Applicable

150 South Fayetteville Street

Address of Principal Executive Office (Street and Number)

Asheboro, North Carolina 27203

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Finalization of the Registrant’s audited financial statements for the fiscal year ended December 31, 2009, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and other Registrant and management disclosures has been delayed as a result of management’s ongoing assessment of nonperforming assets and possible regulatory agreements. The Registrant anticipates filing its annual report on Form 10-K as soon after March 31, 2010 as possible and within the 15-day period from that date as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael C. Miller	(336)	626-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects the provision for loan losses to be approximately $24,657,000 for the fourth quarter of 2009, and to be approximately $61,741,000 for the year ended December 31, 2009, as compared to $15,492,000 for the fourth quarter of 2008 and $27,759,000 for the year ended December 31, 2008. In addition, management expects a deferred tax valuation allowance of $16,334,000 for the 2009 fourth quarter, and $22,334,000 for the year ended December 31, 2009. As previously disclosed, the Registrant has written off the remaining balance of goodwill of $52,395,000 in 2009 compared to a goodwill write-off of $57,800,000 in 2008. Accordingly, management expects net income to be approximately $(101,696,000) for the year ended December 31, 2009, as compared to $(59,809,000) for the year ended December 31, 2008. The increase in the provision for loan losses is due to management’s ongoing assessment of credit relationships in light of the continued weakening of economic conditions both locally and nationally during 2009.

FNB UNITED CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ MICHAEL C. MILLER Michael C. Miller,
President and Chief Executive Officer